CHOU AMERICA MUTUAL FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

October 5, 2010

VIA EDGAR
Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Chou America Mutual Funds - File Numbers 333-165300 and 811-22394 (the “Trust”)

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of the Trust’s Investment Company Blanket Bond No. 206-25-75-00 (the “Fidelity Bond”) issued by Great American Insurance Company in the amount of $175,000; and (ii) a secretary’s certificate certifying the resolutions approved  by the Board of Trustees (“Trustees”) via unanimous written consent on October 5, 2010, approving the amount, type, form and coverage of the Fidelity Bond.

The Trust paid the premium of $1,262 for the period commencing July 1, 2010 and ending July 1, 2011.

Respectfully submitted,

/s/ Megan Hadley Koehler
Megan Hadley Koehler
Secretary of the Trust